Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three months ended March 31,
	2009	2008
Net Income	$76,706,000	$118,173,000

Basic weighted average shares outstanding	83,875,426	90,788,310
Diluted weighted average shares outstanding	83,875,426	91,876,657

Basic net income per share	$0.91	$1.30

Diluted net income per share	$0.91	$1.29